Exhibit (a)(5)(C)

September 30, 2019

Dear Unitholder in Empire State Realty OP, L.P.:

Due to substantial continued interest and requests from Unitholders for more time to complete the papers to exchange their units, we will extend our September 4, 2019 offering of Private Perpetual Preferred Units to 5:00 P.M., New York City time on November 22, 2019 (instead of October 11, 2019, as originally set).

Thus, you now have until November 22 to elect to participate in the exchange. This date will permit us to start the new higher distribution rate on all preferred units for the entire fourth quarter of this year.

Those who do exchange will receive an increase of more than 66% in annual distributions from the current rate of $0.42 per common unit to a permanently fixed rate of $0.70 per preferred unit. The exchange should also continue the deferral of your embedded taxable gain.

If you wish to blend potential benefits, you may retain any part of your common units for liquidity and possible growth, while exchanging the balance for immediate increase in distributions.

If you have any question, need additional copies of the documents, or require assistance to complete the related forms, you may contact the information agent, MacKenzie Partners, Inc., toll-free at (888) 410-7850.

Sincerely,

EMPIRE STATE REALTY OP, L.P.
By: Empire State Realty Trust, Inc., its general partner

Anthony E. Malkin
Chairman and Chief Executive Officer